UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc

Results of 23rd Annual General Meeting

GSK plc ('GSK') held a hybrid Annual General Meeting ('AGM') at 2.30pm on Wednesday 3 May 2023 at the Sofitel Hotel in Terminal 5 Heathrow. Shareholders were able to join the meeting in person or virtually via the Lumi AGM website.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 23 resolutions. The full text of the resolutions is contained in the Notice of AGM published on 27 March 2023, which is available on GSK's website at www.gsk.com.

Resolution		Total votes for(1)(2)%		Total votes against(2)%		Total votes cast	Votes withheld(3)
1	Receive and adopt the 2022 Annual Report	2,838,286,554	99.05	27,282,840	0.95	2,865,569,394	11,463,434
2	Approve the Annual report on remuneration	2,493,636,361	88.84	313,256,226	11.16	2,806,892,587	70,129,301
3	Election of Julie Brown	2,857,379,637	99.59	11,814,146	0.41	2,869,193,783	7,831,272
4	Election of Dr Vishal Sikka	2,860,647,976	99.69	8,837,033	0.31	2,869,485,009	7,534,298
5	Election of Elizabeth McKee Anderson	2,744,478,188	95.64	125,073,699	4.36	2,869,551,887	7,475,279
6	Re-election of Sir Jonathan Symonds	2,774,824,580	96.72	94,170,389	3.28	2,868,994,969	8,020,637
7	Re-election of Dame Emma Walmsley	2,862,165,104	99.74	7,358,771	0.26	2,869,523,875	7,508,911
8	Re-election of Charles Bancroft	2,786,237,098	97.24	79,167,334	2.76	2,865,404,432	11,602,033
9	Re-election of Dr Hal Barron	2,845,192,710	99.17	23,938,850	0.83	2,869,131,560	7,896,993
10	Re-election of Dr Anne Beal	2,788,179,755	97.17	81,326,824	2.83	2,869,506,579	7,517,274
11	Re-election of Dr Harry C Dietz	2,863,558,514	99.83	4,932,171	0.17	2,868,490,685	8,534,053
12	Re-election of Dr Jesse Goodman	2,863,346,622	99.79	6,079,498	0.21	2,869,426,120	7,596,197
13	Re-election of Urs Rohner	2,627,550,485	91.58	241,613,171	8.42	2,869,163,656	7,856,370
14	Re-appointment of the auditor	2,846,403,783	99.86	4,095,644	0.14	2,850,499,427	26,524,596
15	Remuneration of the auditor	2,865,552,679	99.83	4,889,379	0.17	2,870,442,058	6,575,928
16	Approve amendments to the Directors' Remuneration Policy	2,837,886,999	99.01	28,431,513	0.99	2,866,318,512	10,705,019
17	Authority for the company to make donations to political organisations and incur political expenditure	2,778,351,786	98.69	36,846,645	1.31	2,815,198,431	61,881,372
18	Authority to allot shares	2,749,592,663	95.85	118,984,091	4.15	2,868,576,754	8,438,938
19	Disapplication of pre-emption rights - general power(4)	2,774,457,577	96.79	91,974,467	3.21	2,866,432,044	10,561,299
20	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment(4)	2,747,347,831	95.84	119,258,296	4.16	2,866,606,127	10,393,035
21	Authority for the company to purchase its own shares(4)	2,821,937,695	98.36	47,051,419	1.64	2,868,989,114	8,025,806
22	Exemption from statement of senior statutory auditor's name	2,856,668,700	99.67	9,373,459	0.33	2,866,042,159	10,967,927
23	Authority for reduced notice of a general meeting other than an AGM(4)	2,698,567,258	94.08	169,932,106	5.92	2,868,499,364	8,505,572

Notes:

(1)      The "for" votes include those giving the Chair discretion.
(2)      Votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)      A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(4)      Indicates Special Resolutions requiring a 75% majority of votes cast.

The following table provides further information on participation in the AGM:

	GSK's 23rd AGM (Hybrid meeting) (2023)	GSK's 22nd AGM (Hybrid meeting) (2022)
Issued share capital (excluding Treasury Shares)	4,094,980,743	5,083,974,547
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	70.26%	70.25%
Total shareholder population	63,362	89,764
Total number of proxies lodged	3,162	5,343
Number of shareholders in attendance	72 in person 49 participated virtually	93 in person 68 participated virtually
% of shareholders who lodged proxies	4.99%	5.95%

The above poll results will shortly be available on the company's website at www.gsk.com.

In accordance with Listing Rule 9.6.2 of the Financial Conduct Authority's (FCA) Listing Rules, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the FCA and will in due course be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

V A Whyte
Company Secretary
3 May 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 03, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc